SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of Consolidated Results for Full Year 2017 and Q4 2017.

YPF S.A.

Consolidated Results

Full Year 2017 and Q4 2017

Consolidated Results Full Year 2017 and Q4 2017

CONTENT

Consolidated Results Full Year 2017 and Q4 2017

2017 ended with an increase in revenue of 20.3%, an increase in adjusted EBITDA of

14.7% and an increase in operating income before impairment of assets of 3.2%.

Q4 2016	Q3 2017	Q4 2017	Var.% Q4 17 / Q4 16	GENERAL	Jan-Dec 2016	Jan-Dec 2017	Var.% 2017 / 2016
54,558	66,034	69,614	27.6%	Revenues (Million Ps)	210,100	252,813	20.3%
3,396	3,050	5,046	48.6%	Operating income (Million Ps)	-24,246	16,073	N/A
2,151	3,050	14	-99.3%	Operating income before Impairment of assets (Million Ps)	10,697	11,041	3.2%
1,775	246	11,962	573.9%	Net income (Million Ps)	-28,379	12,672	N/A
966	246	8,253	754.6%	Net income before impairment of assets (Million Ps)	-5,666	8,963	N/A
13,933	17,043	16,745	20.2%	Adj. EBITDA (Million Ps)	58,216	66,791	14.7%
4.36	0.24	30.59	601.6%	Earnings per share (Ps per Share)	-72.13	31.43	N/A
18,569	15,903	17,127	-7.8%	Capital Expenditures (*) (Million Ps)	62,805	58,009	-7.6%

Adjusted EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment and Intangible Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps 2.2 in 2016 and Ps -4.9 billion in 2017

(Amounts are expressed in billions of Argentine pesos, except where otherwise indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR FULL YEAR 2017

•	Revenues for 2017 were Ps 252.8 billion, 20.3% higher than in 2016.

•	Operating income for 2017, before the partial reversal of the asset impairment charge, was Ps 11.0 billion, 3.2% higher compared to the operating income for 2016, before asset impairment charges. Adjusted EBITDA for 2017 was Ps 66.8 billion, 14.7% higher than in 2016.

•	Operating cash flow was Ps 72.0 billion for 2017, 46.3% higher than the Ps 49.2 billion reported for 2016.

•	Total investments in property, plant and equipment were Ps 58.0 billion, 7.6% lower than in 2016.

•	Total hydrocarbon production for 2017 was 555.0 Kboed. Crude oil production for 2017 was 227.5 Kbbld, 7.0% lower than 2016. Natural gas production for 2017 was 44.1 Mm3d, 1.1% lower than 2016. Average crude oil processed for 2017 was 293.0 Kbbld, which was stable compared to 2016, and the refinery utilization average for 2017 was 91.7%.

•	In 2017, proved reserves (P1) decreased 16.5%, from 1,113 Mboe to 929 Mboe.

Consolidated Results Full Year 2017 and Q4 2017

2. ANALYSIS OF RESULTS FOR FULL YEAR 2017 AND Q4 2017

2.1 CUMULATIVE RESULTS

Revenues for 2017 were Ps 252.8 billion, 20.3% higher than 2016, due primarily the following factors:

•	Gasoline revenues increased by Ps 13.0 billion, or 28.1% higher than 2016, due to an increase of 19.9% in the average gasoline product mix price, along with an increase in sales volumes of approximately 6.8%, reflecting an increase of 20.0% in the sales volumes of Infinia Gasoline (premium gasoline);

•	Diesel revenues increased by Ps 10.7 billion, or 15.1% higher than 2016, due to an increase of 15.9% in the average price obtained for the diesel product mix price, partially offset by lower sales volumes of approximately 0.7%, nevertheless reflecting an increase of 27.5% in sales volumes of Infinia Diesel (premium diesel);

•	Natural gas revenues increased by Ps 6.2 billion, 16.9% higher than 2016. On the one hand, an increase of Ps 5.6 billion occurred due to an increase in the average price of 14.1% in Argentine pesos, taking into account the application of the stimulus program for the surplus injection of natural gas on incremental production (“Gas Plan”), as well as due to an increase of 1.1% in sales volumes. Additionally, in the first quarter of 2017, Ps 0.6 billion corresponding to 242 million m3, injected and pending nomination, were invoiced, which were assigned to the commercial segment of CNG, which resulted in an increase of 2.8% in sales volumes;

•	Retail natural gas revenues (residential and small business and companies) increased by Ps 3.8 billion, 57.8% higher than 2016. This increase is mainly explained by our controlled company Metrogas S.A., which registered 13.1% lower sales volumes and a higher average price of 70.1%, resulting in an increase in sales of Ps 3.6 billion, or 47.8%;

•	Fuel oil revenues in the domestic market decreased Ps 5.5 billion, 57.3% higher than 2016, due to a 49.5% decrease in sales volumes and a decrease in the average price of approximately 15.5%;

•	The remaining revenues in the domestic market increased by Ps 8.9 billion, 37.1% higher than 2016. We highlight the higher sales of asphalt which increased by Ps 1.8 billion, or 154.2%, the higher sales of LPG by 48.9%, the higher sales of petrochemicals products by 35.9% and higher sales of jet fuel by 37.3%, were in each case mainly due to the higher prices of these products, except for asphalt, where an increase of 103.5% in the volumes sold was the main contributing factor;

•	Export revenues increased by Ps 5.7 billion, 35.0% higher than 2016. The most notable items were the 23.8% increase in exports of petrochemicals products, and 57.7% of LPG, in both cases due to an increase in average sales prices measured in Argentine pesos, as well as the higher exports revenues of 53.9% for jet fuel, and 110.3% for virgin naphtha. Exports of soybean flour and oil increased Ps 1.2 billion or 24.0% in 2017 compared to 2016.

Cost of sales for 2017 was Ps 211.8 billion, 19.5% higher than for 2016, including increases in production costs of 16.0% and in purchases of 35.5%. Cash costs, which include production costs and purchases but exclude depreciation and amortization, increased 21.9%. The main causes for this change notably include:

Consolidated Results Full Year 2017 and Q4 2017

a) Costs of production

•	Depreciation of property, plant and equipment increased by Ps 8.5 billion, or 19.8%, primarily due to the appreciation of the assets, taking into account their valuation in historical dollars according to the company’s functional currency, and the increase in the depreciation rate due to the decrease in net reserves of crude oil as a consequence of a decrease in the commercialization price in the domestic market, offset by the net decrease in said assets as a result of the impairment charge recorded in Q3 2016, which is explained later, and by the smaller productions recorded in 2017;

•	Lifting costs increased by Ps 5.4 billion, 14.4% higher than 2016, reflecting a 19.4% in the unit indicator in Argentine peso terms weighted by the lower production in 2017;

•	Refining costs increased by Ps 1.8 billion, 20.6% higher than 2016, mainly driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuels, reflecting a 21.1% increase in the unit indicator in Argentine pesos terms;

•	Transportation costs increased by Ps 1.8 billion, 25.5% higher than 2016, mainly due to increases in transportation rates produced during 2017.

•	Higher environmental contingency charges of approximately Ps 0.7 billion, 110.9% higher than 2016, related to the activity developed by the Downstream and Upstream business segments;

•	Net increase in royalties and other production related costs of Ps 0.3 billion, 1.9% higher than 2016, with a decrease of Ps 0.7 billion in royalties for crude oil production, due to decreased production, and an increase of Ps 1.0 billion in royalties for natural gas production, due to higher wellhead prices of this product;

b) Purchases

•	Crude oil purchases from third parties increased by Ps 6.3 billion, 45.9% higher than 2016, due to an increase in purchase volumes of approximately 49.1%, driven by the lower production during 2017, partially offset by a 2.2% decrease in the average purchase price from third parties in Argentine pesos, mainly related to the agreement of prices between producers and refiners that was in effect during the first nine months of 2017;

•	Biofuel (FAME and bioethanol) purchases increased by Ps 4.8 billion, 36.4% higher than 2016, mainly due to an increase of approximately 20.0% in the price of bioethanol and a 22.2% increase in the price of FAME and a 17.3% increase in the purchased volumes of bioethanol and an 8.7% increase in the purchased volumes of FAME;

•	Natural gas purchases from other suppliers for resale in the retail segment (residential and small business and companies) by our controlled company Metrogas increased by Ps 1.1 billion, 20.6% higher than 2016, due to an increase in the purchase price of approximately 22.7% and a 1.7% decrease in volumes purchased;

Consolidated Results Full Year 2017 and Q4 2017

•	Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, increased by Ps 1.1 billion, 27.5% higher than 2016. This increase is due to a 22.3% increase in volumes and an increase in the average price of around 4.2%;

•	Fuel imports increased by Ps 1.0 billion, 18.2% higher than 2016, due to increases in the purchase of premium gasoline by 200.1%, jet fuel by 21.7% and diesel by 2.8%. In all cases, higher purchase prices were recorded. As for imported volumes, there was an increase in the quantities of premium gasoline and decreases in the other two products mentioned.

•	Partially offsetting the greater purchases detailed here, a positive stock variation of Ps 1.7 billion was recorded in 2017, mainly due to a restructuring of the crude oil stocks and a higher valuation of the refined products, while in 2016, this amount had been a negative variation of Ps 1.5 billion, due to a decrease in the company’s crude oil stocks in that year.

Administration expenses for 2017 were Ps 8.7 billion, an increase of 22.6% compared to the Ps 7.1 billion recorded in 2016, mainly due to increases in personnel expenses and the increase in costs in contracting services, IT licenses and institutional advertising.

Selling expenses for 2017 were Ps 18.0 billion, 18.0% higher than 2016. There were higher charges for product transportation, mainly due to higher transported volumes, due to higher sale volumes, and higher rates paid for domestic transport of fuels, as well as higher personnel expenses, higher taxes on bank debits and credits and higher export taxes, mainly of flours and oils, partially offset with lower charges of due and unpaid receivables of the natural gas distributors and customers of our subsidiary Metrogas.

Exploration expenses for 2017 were Ps 2.5 billion, 22.2% lower than 2016.

In 2016, the company recognized a net negative charge for impairment of property, plant and equipment of Ps 34.9 billion, mainly resulting from an expected reduction in the price of oil marketed in the domestic market, along with the evolution of cost behavior in terms of both macroeconomic variables and operational behavior of the company´s assets.

In 2017, the company recognized a partial reversal of the impairment charge mentioned in the previous paragraph of Ps 5.0 billion, which is due to the combination of multiple factors, such as the variation in production and related investments considered for the cash flow, the effect of the variation of operating and abandonment expenses, variation in the discount rate and, to a lesser extent, the variation in the price of crude oil, taking into account the lower book value of assets as of December 31, 2017 compared to the end of the previous year, based on the accounting depreciation charge versus the increase for new investments made, among others.

Other operating income, net, for 2017 were a loss of Ps 0.8 billion, compared to the profit of Ps 3.4 billion for 2016. In 2016, this item included a net result of Ps 1.5 billion due to the deconsolidation of the Maxus group of entities, an income of Ps 1.4 billion related to the Area Magallanes Incremental Project (“PIAM”) under the agreement reached with the partner to participate in the extension of the concession of this area, and the Temporary Financial Assistance received by our subsidiary Metrogas S.A. in the amount of Ps 0.8 billion.

Consolidated Results Full Year 2017 and Q4 2017

Financial results for 2017 were a loss of Ps 8.8 billion, a 43.2% increase in these negative results compared to a loss of Ps 6.1 billion for 2016. This change was mainly driven by a lower positive foreign exchange effects on net monetary liabilities in Argentine pesos of Ps 2.7 billion, due to the lower depreciation of the Argentine peso observed during 2017 compared to the previous year. In turn, higher negative interests were recorded for Ps 0.3 billion, as a result of higher average indebtedness during the current year and compared to the previous year, almost totally offset by lower current interest rates on indebtedness in Argentine pesos. Additionally, better results were obtained by measuring the fair value of investments in financial assets of Ps 0.4 billion.

Income tax for 2017 was a benefit of Ps 4.0 billion, an increase of 178.5% compared to the benefit of Ps 1.4 billion for 2016. This difference is mainly due to the higher positive charge of Ps 2.4 billion for deferred tax recorded in both years. In 2017, the effect of the deferred tax liability reduction corresponding to the decrease in the tax rate was recorded, which will come into effect as of 2018, while in 2016 the effect of deferred assets related to the impairment of property, plant and equipment mentioned above was recorded.

The net result for 2017, before the partial reversal of the asset impairment charge, was a profit of Ps 9.0 billion, compared to the negative result, before the asset impairment charge, of Ps 5.7 billion for 2016. Considering the respective charges for the partial reversal of Ps 5.0 billion in 2017 and the impairment of property, plant and equipment of negative Ps 34.9 billion in 2016, the net result in 2017 was Ps 12.7 billion compared to the negative result of Ps 28.4 billion for 2016.

During 2017 total investments in property, plant and equipment was Ps 58.0 billion, 7.6% lower than the investments made during 2016.

In 2017, the proven reserves decreased by 16.5%, from 1,113 Mboe to 929 Mboe. The reserve replacement ratio was 9%, while the gas-specific ratio was 29% and the liquid-specific ratio was negative 10%. On the other hand, the net incorporation of hydrocarbon reserves was 18.7 Mboe, which are composed of 29.2 Mbbl corresponding to the incorporation of natural gas reserves and a loss of 10.5 Mboe of liquid reserves.

2.2 Q4 2017

Revenues for Q4 2017 were Ps 69.6 billion, an increase of 27.6% compared to the same period of 2016. The main causes that determined the change in the company’s revenues mentioned above include notably:

•	Diesel revenues increased by Ps 5.3 billion, 28.8% higher than Q4 2016 due to a 24.4% increase in the average diesel mix price, along with approximately 3.6% higher total sales volumes, reflecting an increase of 32.3% in sales volumes of Infinia Diesel (premium diesel);

•	Gasoline revenues increased by Ps 4.7 billion, 37.6% higher than Q4 2016 due to a 26.6% increase in the average price for the average gasoline mix price, along with the total sales volumes of approximately 8.8%, reflecting an increase of 17.4% in sales volumes of Infinia Gasoline (premium gasoline);

•	Natural gas revenues increased by Ps 1.1 billion, 12.6% higher than Q4 2016, due to an increase in average price of 12.5% in Argentine pesos, taking into account the application of the Gas Plan, with the sales volumes remaining stable;

•	Retail natural gas revenues (residential customers, small industries and companies) increased by Ps 0.3 billion, 21.5% higher than Q4 2016. This increase is mainly explained by our controlled company Metrogas S.A., which recorded a 26.9% higher average price and 7.8% lower sales volumes, totaling a net increase in sales of Ps 0.3 billion, or 16.9%;

Consolidated Results Full Year 2017 and Q4 2017

•	Fuel oil revenues in the local market decreased Ps 1.2 billion, 82.6% lower than Q4 2016, due to a 80.5% decrease in sales volumes to power generation plants and a decrease in the average price of approximately 10.7%;

•	The remaining revenues in the domestic market increased by Ps 2.6 billion, 36.0% higher than Q4 2016. We highlight the higher sales of asphalts, which increased by Ps 0.5 billion, or 98.4%, and the higher sales of LPG by 48.8%, of jet fuel by 39.3%, of petrochemical products by 34.7%, and lubricants by 22.7%, in all these cases mainly due to the higher prices of these products;

•	Exports revenues increased by Ps 2.2 billion, 48.0% higher than Q4 2016. Most notably, the export sales of jet fuel increased 56.1%, due to an increase in the average sale prices measured in Argentine pesos of 36.9% and 14.1% in the sold volumes, as well as the higher volumes traded and better prices obtained in fuel oil and gas oil, with increases of 47.9% and 136.4%, respectively. Exports of soybean flour and oil increased by Ps 0.7 billion, 77.9% higher than Q4 2016, driven by an increase in volumes of 67.7%, and a 6.1% increase in the prices obtained.

Cost of sales for Q4 2017 was Ps 60.2 billion, 30.0% higher than Q4 2016, including a 28.4% increase in costs of production and a 56.3% increase in purchases. Cash costs, including costs of production and purchases, but excluding depreciation and amortization, increased 29.8%. The main causes for this change notably include:

a) Costs of production

•	Depreciation of property, plant and equipment increased by Ps 5.6 billion, 56.4% higher than Q4 2016, mostly due to appreciation of assets, taking into account their valuation in historical dollars according to the company’s functional currency and increase in the rate of depreciation due to the reduction in crude oil net reserves as a consequence of a reduction in the price of commercialization in the domestic market;

•	Lifting costs increased by Ps 1.5 billion, 15.0% higher than Q4 2016, reflecting an increase of the unit indicator, measured in Argentine pesos, of 21.6% weighted by the lower production of the period;

•	Higher environmental contingency charges of approximately Ps 0.9 billion, 449.0% higher than Q4 2016, related to the activity developed by the Downstream and Upstream business areas.

•	Refining costs increased approximately Ps 0.5 billion, 21.1% higher than Q4 2016, mainly driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuels, taking into account an increase in the unit indicator, measured in Argentine pesos, of 24.0%;

•	Transportation costs increased by Ps 0.4 billion, 21.5% higher than Q4 2016, mainly due to increases in the respective rates and higher volumes transported;

Consolidated Results Full Year 2017 and Q4 2017

•	Royalties and other production related costs increased by Ps 0.4 billion, 9.7% higher than Q4 2016, of which Ps 0.2 billion correspond to higher royalties on crude oil production and Ps 0.2 billion to higher royalties on natural gas production, in both cases due to higher wellhead prices of these products;

b) Purchases

•	Crude oil purchases from third parties increased approximately Ps 2.4 billion, 73.1% higher than Q4 2016, due to an increase in purchase volumes of approximately 50.8%, driven by the lower production of the period, and to a 14.8% increase in the average purchase price from third parties in Argentine pesos, mainly from the end of the pricing agreement between producers and refiners that was in effect until the end of Q3 2017 and the higher international prices in 2017;

•	Fuel imports increased by Ps 1.5 billion, 158.2% higher than Q4 2016, due to greater imported volumes of diesel and jet fuel of 88.8% and 40.2%, respectively, products whose prices showed an increase of approximately 30.5% for diesel and 35.3% for jet fuel. In addition, imports of premium gasoline were made for Ps 0.8 billion, to supply the greater demand for this product in the local market, which had not been made in the same period of the previous year;

•	Biofuel (FAME and bioethanol) purchases increased by Ps 0.8 billion, 21.3% higher than Q4 2016, due mainly to an increase of approximately 8.5% in the price of bioethanol and an 18.6% increase in the price of FAME and to a 10.0% increase in the purchased volumes of bioethanol and to a 3.7% increase in the purchase volumes of FAME;

•	Grain receipts increased in the agricultural sales segment through the form of barter, which were recorded as purchases, 0.2 billion, 26.4% higher than Q4 2016. This increase is due to a 14.3% increase in the average price and 10.6% increase in the volumes;

•	Partially offsetting the greater purchases detailed here, a positive stock variation of Ps 0.4 billion was recorded in Q4 2017, while in Q4 2016, this amount had been a negative variation of Ps 1.7 billion, due to a decrease in the company’s crude oil stocks in that quarter.

Administration expenses for Q4 2017 were Ps 2.8 billion. The higher increases correspond mainly to personnel expenses and the increase in costs in contracting services, IT licenses and higher charges related to institutional advertising.

Selling expenses in the Q4 2017 were Ps 5.2 billion, an increase of 14.1%. Higher charges were recorded for transporting products, mainly due to greater volumes sold and to the increase in fuel transportation rates in the domestic market, as well as higher personnel expenses, higher amounts of taxes on bank debits and credits and higher export taxes, mainly of flours and oils, all partially offset by lower charges related to commercial campaigns for customer loyalty.

Exploration expenses for Q4 2017 were Ps 0.7 billion, 57.8% lower than Q4 2016.

Consolidated Results Full Year 2017 and Q4 2017

In Q4 2016, the company had recognized a Ps 1.2 billion partial reversal of the impairment charge on properties, plant and equipment of the Upstream business originally recorded in the third quarter of that year. The reversal was generated, inter alia, by a reduction in estimated operating costs and a slight improvement in the projection of international prices, all of which was partially offset by the effect of the variation in reserves compared to the previous period.

In Q4 2017, the company recognized a new partial reversal of Ps 5.0 billion of the impairment charge mentioned in the previous paragraph, which is mainly due to the combination of multiple factors, such as the variation in production and related investments considered for the cash flow, the effect of the variation of operating and abandonment expenses, variation in the discount rate and, to a lesser extent, the variation in the price of crude oil, taking into account the lower book value of assets as of December 31, 2017 compared to the end of the previous year, based on the accounting depreciation charge versus the increase for new investments made, among others.

Other operating income, net, corresponding to Q4 2017 were negative Ps 0.7 billion, compared to the profit of Ps 2.0 billion for Q4 2016. In Q4 2017, charges for judicial contingencies had been higher by approximately Ps 0.9 billion compared to those recorded in the same period of the previous year. Additionally, in Q4 2016 this item included an income of Ps 1.1 billion related to the Area Magallanes Incremental Project (PIAM), under the agreement reached with the partner to participate in the extension of the concession of this area, and the Temporary Financial Assistance received by our subsidiary Metrogas SA in the amount of Ps 0.8 billion.

The financial results for Q4 2017 were negative Ps 0.1 billion, representing an improvement of 94.6% compared to the negative Ps 2.2 billion for Q4 2016. In this order, a higher positive effects of foreign exchange rate on net monetary liabilities in Argentine pesos of Ps 1.5 billion was recorded, due to the greater depreciation of the Argentine peso observed during Q4 2017 compared to Q4 2016. Additionally, better results were obtained by the measurement at fair value of investments in financial assets for Ps 0.7 billion. In turn, higher negative interests of Ps 27 million were recorded, due to higher average indebtedness, measured in Argentine pesos, during Q4 2017 and compared to Q4 2016, almost totally offset by lower current interest rates on the indebtedness in Argentine pesos.

The income tax charge for Q4 2017 was positive in Ps 6.2 billion, compared to the also positive charge of Ps 0.4 billion in Q4 2016, which represents an increase of 1,532.4%. This difference has its origin mainly in the higher positive charge for deferred tax recorded in both periods, of Ps 5.7 billion, and is mainly associated with the recording in 2017 of the effect of the reduction of the deferred liability corresponding to the decrease in the tax rate, which will become effective as of 2018.

The net result of Q4 2017, before the partial reversal of the charge for impairment of assets, was a profit of Ps 8.3 billion, 754.6% higher than the net result, before the partial reversal of the charge for impairment of assets, of Ps 1.2 billion in Q4 2016. Considering the respective charges for the partial reversal of the impairment charge for property, plant and equipment of Ps 5.0 billion in Q4 2017 and Ps 1.2 billion in Q4 2016, the net result in 4Q 2017 was Ps 12.0 billion, 573.9% higher than the net result of Ps 1.8 billion in Q4 2016.

Total investments in property, plant and equipment for the quarter were Ps.17.1 billion, 7.8% lower than the investments made during Q4 2016.

Consolidated Results Full Year 2017 and Q4 2017

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

3.1 UPSTREAM

Q4 2016	Q3 2017	Q4 2017	Var.% Q4 17 / Q4 16	UPSTREAM	Jan-Dec 2016	Jan-Dec 2017	Var.% 2017 / 2016
2,135	360	3,502	64.0%	Operating income (Million Ps)	-26,845	3,877	N/A
890	360	-1,530	N/A	Operating income before Impairment of assets (Million Ps)	8,098	-1,155	N/A
28,878	29,935	32,376	12.1%	Revenues (Million Ps)	114,143	116,694	2.2%
239.7	227.2	230.6	-3.8%	Crude oil production (Kbbld)	244.7	227.5	-7.0%
54.2	48.6	46.8	-13.6%	NGL production (Kbbld)	52.5	50.4	-4.2%
44.6	44.1	42.3	-5.0%	Gas production (Mm3d)	44.6	44.1	-1.1%
574.1	553.2	543.6	-5.3%	Total production (Kboed)	577.4	555.0	-3.9%
1,651	334	696	-57.8%	Exploration costs (Million Ps)	3,155	2,456	-22.2%
13,824	12,499	12,472	-9.8%	Capital Expenditures (*) (Million Ps)	49,153	44,324	-9.8%
8,330	11,483	13,782	65.5%	Depreciation (Million Ps)	38,125	45,279	18.8%
				Realization Prices
53.3	51.4	58.4	9.7%	Crude oil prices in domestic market Period average (USD/bbl)	58.9	53.9	-8.6%
4.74	4.93	4.78	0.9%	Average gas price (USD/Mmbtu)	4.74	4.92	3.7%

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps 2.2 billion in 2016 and Ps -4.9 billion in 2017

3.1.1 CUMULATIVE RESULTS

Operating income for the Upstream business segment for 2017, before the partial reversal for asset impairment charges was a loss of Ps 1.2 billion, compared to the profit of Ps 8.1 billion before the asset impairment charge for 2016. Considering the respective impairment charges for property, plant and equipment of Ps 34.9 billion in 2016 and the partial reversal of Ps 5.0 billion in 2017, the segment had an operating income of Ps 3.9 billion in 2017, compared to the operating loss of Ps 26.8 billion in 2016.

During 2017, revenues of the segment increased by 2.2% in relation to 2016, reaching Ps 116.7 billion, due primarily to the following factors:

•	Natural gas revenues increased by Ps 6.8 billion (+18.0%). The average realization price for the year was 4.92 USD/Mmbtu, 3.7% higher than in 2016. On the other hand, volumes sold increased 1.1% in 2017 compared to the previous year. As mentioned above, in Q4 2016, certain volumes of natural gas were injected that remained pending nomination and were invoiced in Q1 2017;

Consolidated Results Full Year 2017 and Q4 2017

•	Crude oil revenues decreased Ps 3.8 billion (-5.0%). The average realization price of crude oil expressed in dollars in 2017 decreased by 8.6% to USD 53.9/bbl, as a result of the agreement reached by producers and refiners for 2017. Oil volumes transferred between segments decreased by 7.5%, while those sold to third parties decreased by 47.6%.

Total hydrocarbon production in 2017 was 555.0 Kboed, 3.9% less than in 2016. Crude production amounted to 227.5 Kbbld, 7.0% lower than 2016. The natural decline of the mature fields, together with the effects of the heavy rain and snowstorms that affected mainly the province of Chubut, during the second quarter of 2017, and to a lesser extent the province of Santa Cruz, are the main causes of that decrease. On the other hand, natural gas production decreased by 1.1%, totaling 44.1 Mm3d, while the production of NGL recorded a reduction of 4.2%, totaling 50.4 Kbbld.

During 2017 a total of 467 wells were drilled, 94 of which targeted non-conventional formations: 24 in Loma Campana, 6 in Río Neuquén, 22 in Rincón del Mangrullo, 19 in El Orejano, 3 in Aguada de la Arena, 1 in Bajada de Añelo, 4 in La Ribera, 3 in Bandurria and 12 in La Amarga Chica. At the end of 2017, the total number of drilling rigs was 42, although 4 were on stand-by.

Operating costs (excluding exploration cost) for 2017 increased by 11.0%, reaching Ps 115.4 billion mainly due to:

•	Depreciation of property, plant and equipment increased by Ps 7.2 billion, 18.9% higher than 2016;

•	Lifting cost increased by Ps 5.4 billion, 14.4% higher than 2016, reflecting an increase of the unit indicator, measured in Argentine pesos, of 19.4% due to lower production in 2017;

•	Transportation costs increased by Ps 1.8 billion, 25.5% higher than 2016, mainly due to increases in rates produced during 2017.

•	Royalties and other production related costs increased by Ps 0.3 billion, or 1.9%, with a decrease of Ps 0.7 billion in royalties on crude oil production, due to lower production, and an increase of Ps 1.0 billion in royalties on natural gas production, due to the high wellhead price of this product;

•	Lower provisions for stand-by rigs and days off of contractor personnel by approximately Ps 0.5 billion;

•	In 2016, a negative stock variation had been recorded in this segment of Ps 1.3 billion because of a decrease in stock volumes held.

Exploration expenses for 2017 were Ps 2.5 billion, a decrease of 22.2% compared to the Ps 3.2 billion of 2016, mainly due to higher negative results from unproductive exploratory drilling in 2017 versus 2016 for a differential amount of Ps 0.7 billion.

In 2016, the results of this segment also included an income of Ps 1.4 billion related to the Area Magallanes Incremental Project (PIAM) and by virtue of the agreement reached with the partner to participate in the extension of the concession of this area.

Consolidated Results Full Year 2017 and Q4 2017

In 2016, the company recognized a net negative charge for impairment of property, plant and equipment of Ps 34.9 billion, mainly resulting from an expected reduction in the price of oil sold in the domestic market, together with the evolution of cost behavior, according to both macroeconomic variables and operational behavior of our assets.

In 2017, the company recognized a partial reversal of the impairment charge mentioned in the previous paragraph of Ps 5.0 billion, which is due to the combination of multiple factors, such as the variation in production and related investments taken into consideration for the cash flow, the effect of the variation of operating and abandonment expenses, variation in the discount rate and, to a lesser extent, the variation in the price of crude oil, also taking into account the lower book value of assets as of December 31, 2017 compared to the end of the previous year, based on the accounting depreciation charge versus the increase for new investments made, among others.

Unit cash costs in U.S. dollars increased 1.9% to USD 21.1/boe in 2017 from USD 20.7/boe in 2016, including taxes of USD 5.7/boe and USD 6.0/boe, respectively. In turn, the average consolidated lifting cost for YPF was USD 12.8/boe for 2017, 6.7% higher than USD 12.00/boe in 2016.

Reserves

In 2017, the proven reserves decreased 16.5%, from 1,113 Mboe to 929 Mboe. The reserves replacement ratio reached 9%, while the gas-specific ratio was 29% and the liquid-specific ratio was negative in 10%. On the other hand, the net incorporation of hydrocarbon reserves amounted to 18.7 Mboe, which are composed of 29.2 Mbbl corresponding to the incorporation of natural gas reserves and a loss of 10.5 Mboe of liquid reserves.

In the Neuquina basin, proved reserves were added from the development of Tight Gas in the Lajas and Punta Rosada formations in Estación Fernández Oro, Río Neuquén and Aguada Toledo—Sierra Barrosa and the Mulichinco formation in Rincón del Mangrullo are notable as well as the development of non-conventional reservoirs of the Vaca Muerta formation in Loma La Lata Norte, La Amarga Chica, El Orejano and Loma Campana. In conventional areas of gas, the incorporation by activity and behavior in Aguada Pichana Este, Loma La Lata Central, Chuihuido La Salina and Dadín; while in oil the incorporation of reserves for primary drilling activity followed by secondary recovery in Chachahuén Sur and by enhanced recovery in CNQ7/A and Cerro Fortunoso, are also notable events.

In the Golfo San Jorge basin, reserves were added due to the continuous expansion of secondary recovery projects in deposits such as Manantiales Behr, Seco-León and Los Perales, as well as the infill development and of the D-129 tight formation in Cañadón Yatel.

In addition, in the Austral basin proven gas reserves were added in the fields of San Sebastián and Lago Fuego in Tierra del Fuego from the Springhill and Tobífera formations stand out, while in the Cuyana basin, the initial development of the Río Blanco formation at the Mesa Verde deposit are noteworthy.

Finally, it should be noted that the economic review mainly affected liquid proved reserves and, to a lesser extent, gas reserves. Discounts in reserves have occurred mainly in Mendoza Norte in the Barrancas and La Ventana and in the Chihuido de la Sierra Negra and Puesto Hernandez areas. As previously mentioned, the reserves reflect the impact of the convergence of the domestic crude oil price to the international price, specifically due to the reduction in price for Medanito and Escalante crude oils during 2017.

Consolidated Results Full Year 2017 and Q4 2017

3.1.2 RESULTS FOR Q4 2017

The operating income of Upstream for Q4 2017, before the partial reversal of the charge for impairment of assets, totaled a loss of Ps 1.5 billion, compared to the profit of Ps 0.9 billion before the partial reversal of the charge due to asset impairment in Q4 2016. Considering the respective charges for partial reversal of the impairment charge for property, plant and equipment of Ps 5.0 billion in Q4 2017 and of Ps 1.2 billion in Q4 2016, the operating income for Q4 2017 was Ps 3.5 billion, 64.0% higher than the Ps 2.1 billion in Q4 2016.

In Q4 2017, revenues of the segment increased by 12.1% in relation to Q4 2016, reaching Ps 32.4 billion, due primarily to the following factors:

•	Crude oil revenues increased by Ps 2.4 billion (+12.5%). The average realization price of crude oil expressed in dollars in 2017 increased by 9.7% to USD 58.4/bbl, mainly after the conclusion of the price agreement between producers and refiners that remained in effect until the end of Q3 2017 and the increase of international oil prices during Q4 2017. Crude oil volumes transferred between segments decreased by 9.7%, while those sold to third parties decreased by 42.8%.

•	Natural gas revenues increased by Ps 1.4 billion (+14.7%). The average realization price for Q4 2017 was 4.78 USD/Mmbtu, 0.9% higher than Q4 2016. Sales volumes experienced a slight increase of 0.1% during Q4 2017 compared to Q4 2016. As previously mentioned, in Q4 2016, certain volumes of natural gas were injected that were pending nomination and were invoiced in Q1 2017.

During Q4 2017 the total daily hydrocarbon production was 543.6 Kboed, 5.3% lower than in the same period of 2016. Crude oil production decreased by 3.8%, totaling 230.6 Kbbld, due mainly to the natural decline of mature fields. Likewise, natural gas production was 42.3 Mm3d, 5.0% lower than Q4 2016 due to lower demand in natural gas during the quarter. NGL production decreased by 13.6%, reaching 46.8 Kbbld.

Regarding the development activity, in Q4 2017 a total of 118 new wells have been put into production, including the non-conventional and tight wells mentioned below.

During Q4 2017, in the shale areas, net production for YPF totaled 42.14 Kboed of hydrocarbons, which represents an increase of 18.3% compared to Q4 2016. This production is composed of 17.29 Kbbld of crude oil, 7.26 Kbbld of NGL and 2.80 Mm3d of natural gas. Regarding the operated development activity, 11 wells targeting the Vaca Muerta formation have been put into production, reaching a total, at the end of Q4 2017, of approximately 607 active wells with a total of 9 active drilling rigs and 9 workovers.

With respect to tight gas activity, net production amounted to 12.7 Mm3d in Q4 2017, of which 87.3% comes from areas operated by YPF. Regarding the activity carried out, 17 new wells were put into production, 3 in Aguada Toledo-Sierra Barrosa, 3 in Rincón del Mangrullo and 11 in Estación Fernandez Oro.

Operating costs (excluding exploration costs) in Q4 2017 were Ps 33.0 billion, 19.7% higher than Q4 2016, mainly due to the following:

•	Depreciation of property, plant and equipment increased approximately Ps 5.4 billion, which represents an increase of 65.4%, mainly due to the appreciation of assets, taking into account their valuation in historical dollars according to the company’s functional currency and the increase in the rate of depreciation due to the reduction in crude oil net reserves as a consequence of a reduction in the price of commercialization in the domestic market ;

Consolidated Results Full Year 2017 and Q4 2017

•	Lifting costs increased approximately Ps 1.5 billion, 15.0% higher than Q4 2016, reflecting an increase of the unit indicator, measured in Argentine pesos, of 21.6%, weighted by the drop of production mentioned above;

•	Royalties and other production related costs increased by Ps 0.4 billion, 9.7% higher than Q4 2016. Of this increase, Ps 0.2 billion correspond to increased royalties for crude oil production and Ps 0.2 billion to increased royalties for natural gas production, in both cases due to higher wellhead prices of these products;

•	Transportation costs increased by Ps 0.4 billion, 21.5% higher than Q4 2016, mainly due to increases in rates produced during 2017;

•	Decrease in provisions for stand-by rigs and days off of contractor personnel by approximately Ps 0.6 billion;

•	In Q4 2016, there was a negative stock variation in this segment of Ps 1.2 billion due to the fact that crude oil volumes had been reduced.

Exploration expenses amounted to Ps 0.7 billion in Q4 2017, representing a reduction of 57.8% compared to the Ps 1.7 billion recorded in Q4 2016, mainly due to the lower negative results from unproductive exploratory drilling in Q4 versus Q4 2016, for a differential amount of Ps 0.8 billion and lower expenses for seismic and geological studies of Ps 0.2 billion.

In Q4 2016, the company had recognized a Ps 1.2 billion recovery of the impairment charge on property, plant and equipment of the Upstream business originally recorded in Q3 2016. The recovery was generated, inter alia, by a reduction in estimated operating costs and a slight improvement in the projection of international prices, all of which was partially offset by the effect of the variation in reserves compared to the previous period.

In Q4 2016, the results of this segment also included an income of Ps 1.1 billion related to the Area Magallanes Incremental Project (PIAM) and by virtue of the agreement reached with the partner to participate in the extension of the concession of this area.

In Q4 2017, the company recognized a new partial reversal of Ps 5.0 billion of the impairment charge mentioned above, which is mainly due to the combination of multiple factors, such as the variation in production and related investments considered for the flow, the effect of the variation of operating and abandonment expenses, variation in the discount rate and, to a lesser extent, the variation in the price of crude oil, taking into account the lower book value of assets as of December 31, 2017 compared to the end of the previous year, based on the accounting depreciation charge versus the increase for new investments made, among others.

Unit cash costs in U.S. dollars increased 1.8% to USD 22.0/boe in Q4 2017 from USD 21.6/boe in Q4 2016, including taxes of USD 5.9/boe for both periods. In turn, the average consolidated lifting cost for YPF was USD 13.5/boe for Q4 2017, 6.7% higher than USD 12.7/boe in Q4 2016.

Consolidated Results Full Year 2017 and Q4 2017

Capital expenditures

Cumulative capital expenditures for the Upstream business segment for 2017 were Ps 44.3 billion, 9.8% lower than 2016.

Of these cumulative capital expenditures, 70% were allocated to drilling and workover, 24% to facilities, and the remaining 6% to exploration and other activities in the Upstream business segment.

Capital expenditures for the Upstream business segment in Q4 2017 were Ps 12.5 billion, 9.8% lower than Q4 2016.

Of these capital expenditures, 74% were allocated to drilling and workover, 24% to facilities, and the remaining 2% to exploration and other activities in the Upstream business segment.

In the Neuquina basin, the activity for Q4 2017 was mainly focused on the development of the following blocks: Loma Campana, EFO, El Orejano, La Amarga Chica, Rincón del Mangrullo, Bandurria, Aguada Toledo—Sierra Barrosa (Lajas), Río Neuquén, Chachahuén and Al Norte de la Dorsal. It continues with the pilots targeting Vaca Muerta in the following blocks: Aguada de la Arena, Rincón del Mangrullo, La Ribera and Bajada de Añelo. The development activity continues in the Cuyana basin, mainly in the following blocks: Mesa Verde, Ugarteche, Cerro Fortunoso, Barrancas, La Ventana, Loma Alta Sur and Los Cavaos. In the Golfo San Jorge basin, the activity was focused on the blocks of Manantiales Behr, El Trébol-Escalante, Restinga Alí, Cañadón Yatel, Cañadón León, Barranca Baya, El Guadal, Las Heras and Los Perales. In the Austral basin, drilling activity continues at Lago Fuego.

Exploration activities for Q4 2017 covered the Neuquina, Golfo San Jorge and Cuyana basins. Exploration activity in the Neuquina basin was focused on the following blocks: Estación Fernández Oro, Chachahuén, La Calera, CNQ7 and Loma la Lata. In the Golfo San Jorge basin, the activity was concentrated on the Cañadón de la Escondida and El Trébol – Escalante blocks. As for the Cuyana basin, exploration activity was carried out in the Mesa Verde block.

During Q4 2017, 7 exploratory wells were completed (six oil and one gas).

Consolidated Results Full Year 2017 and Q4 2017

3.2 DOWNSTREAM

Q4 2016	Q3 2017	Q4 2017	Var.% Q4 17 / Q4 16	DOWNSTREAM	Jan-Dec 2016	Jan-Dec 2017	Var.% 2017 / 2016
520	3,204	5,152	890.8%	Operating income (Million Ps)	3,093	15,813	411.3%
43,064	49,845	56,673	31.6%	Revenues (Million Ps)	163,463	196,309	20.1%
4,043	4,119	4,129	2.1%	Sales of refined products in domestic market (Km3)	16,463	16,372	-0.6%
498	361	467	-6.2%	Exportation of refined products (Km3)	1,568	1,536	-2.1%
229	198	228	-0.5%	Sales of petrochemical products in domestic market (*) (Ktn)	851	813	-4.4%
53	54	57	7.4%	Exportation of petrochemical products (Ktn)	202	206	2.0%
299	294	292	-2.3%	Crude oil processed (Kboed)	294	293	-0.2%
94%	92%	92%	-2.3%	Refinery utilization (%)	92%	92%	-0.2%
3,323	2,434	2,531	-23.8%	Capital Expenditures (Million Ps)	9,839	8,179	-16.9%
1,712	1,837	1,899	10.9%	Depreciation (Million Ps)	5,507	6,926	25.8%
627	642	697	11.1%	Average domestic market gasoline price (**) (USD/m3)	626	666	6.4%
602	602	659	9.5%	Average domestic market diesel price (**) (USD/m3)	614	632	2.9%

(*)	Does not include the sale of fertilizers.
(**)	Price net of bonuses and commissions before taxes.

3.2.1 CUMULATIVE RESULTS

Operating income for the Downstream business segment for 2017 was Ps 15.8 billion, 411.3% higher than 2016.

Revenues were Ps 196.3 billion, 20.1% higher than 2016, due primarily the following factors:

•	Gasoline revenues increased by Ps 13.0 billion, or 28.1% higher than 2016, due to an increase of 19.9% in the average gasoline product mix price, along with an increase in sales volumes of approximately 6.8%, reflecting an increase of 20.0% in the sales volumes of Infinia gasoline (premium gasoline);

•	Diesel revenues increased by Ps 10.7 billion, 15.1% higher than 2016, due to an increase of 15.9% in the average price obtained for the diesel product mix partially offset by lower sales volumes of approximately 0.7%, nevertheless reflecting an increase of 27.5% in sales volumes of Infinia Diesel (premium diesel);

Consolidated Results Full Year 2017 and Q4 2017

•	Fuel oil revenues in the domestic market decreased Ps 5.5 billion, 57.3% higher than 2016 due to a 49.5% decrease in sales volumes and a decrease in the average price of approximately 15.5%;

•	The remaining revenues in the domestic market increased by Ps 8.8 billion, 43.4% higher than 2016. We highlight the higher sales of asphalt by Ps 1.8 billion, or 154.2%, higher sales of LPG by 48.9%, higher sales of petrochemicals products by 35.9% and jet fuel by 37.3%, in all these cases mainly due to the higher prices of these products, except for asphalts, where an increase of 103.5% in the volumes sold stands out;

•	Exports revenues increased by Ps 5.8 billion, 36.0% higher than 2016. The most notable items were the higher exports of petrochemicals products by 23.8%, and of LPG by 57.7%, in both cases due to an increase in the average sales prices measured in Argentine pesos, as well as the increased prices and exports volumes, jet fuel by 53.9%, and virgin naphtha by 110.3%. Exports of soybean flour and oil increased by Ps 1.2 billion or 24.0% in 2017 compared to 2016.

Cost of sales and operating expenses for 2017 increased by 11.2% (+Ps 16.4 billion) compared to 2016, due primarily the following factors:

•	Biofuel (FAME and bioethanol) purchases increased by Ps 4.8 billion, 36.4% higher than 2016, on higher prices for both products and higher purchased volumes of bioethanol and an 8.7% increase in the purchased volumes of FAME;

•	Crude oil purchases increased by Ps 2.7 billion, 3.0% higher than 2016. The volume purchased from third parties increased by 49.1%, while the volume of crude oil transferred from the Upstream business segment decreased by 7.5%. In turn, a 2.3% increase in crude oil prices expressed in Argentine pesos was observed;

•	Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased by Ps 1.1 billion, 27.5% higher than 2016. This increase is due to an increase in volumes of 22.3% and a higher average price of around 4.2%;

•	Fuel imports increased by Ps 1.0 billion, 18.2% higher than 2016, due to increases of approximately 34.3% in diesel import prices and 35.0% in the price of jet fuel, to an increase of 83.7% in volume and 63.4% in the import price of premium gasoline, all partially offset by decreases of 23.5% in the volume of diesel purchased and 9.8% on imported volumes of jet fuel;

•	Decrease in the costs of goods sold by Ps 3.2 billion, mainly due to a greater value of stocks in comparison to 2016, and to a lesser extent, due to the accumulation of products stock, especially crude oil, due to greater purchases made in 2017;

•	Refining costs increased by Ps 1.8 billion, 20.6% higher than 2016, mainly driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuels, reflecting a 21.1% increase in the unit indicator in Argentine pesos terms. Transportation costs related to production (naval, pipelines and multi-purpose pipelines) increased 23.8%, or Ps 1.0 billion;

Consolidated Results Full Year 2017 and Q4 2017

•	Higher depreciation of property, plant and equipment corresponding to the production process of approximately Ps 1.2 billion, 27.4% higher than 2016;

•	Higher charges for environmental contingencies of approximately Ps 0.6 billion, 328.9% higher than 2016, related to the activity developed by the Downstream business segment;

Selling expenses increased by Ps 2.7 billion, 18.6% higher than 2016. Higher charges were recorded for transporting products, mainly due to greater volumes sold and to the increase in fuel transportation rates in the domestic market, as well as higher personnel expenses, higher amounts of taxes on bank debits and credits and higher export taxes, mainly of flours and oils.

In the other operating income, net of this segment, for 2017, there was an increase in the provision for legal proceedings and contingencies of approximately Ps 0.5 billion.

During 2017, the processing levels of the refineries reached 91.7%, remaining stable compared to the prior year. These similar processing levels resulted in a similar production of diesel (+0.5%), a 2.0% increase in gasoline production and a 35.8% decrease in fuel oil production, while the production of other refined products such as jet fuel, petrochemical naphtha, asphalt, petroleum coal and lubricant all increased in 2017 compared to 2016.

3.2.2 RESULTS FOR Q4 2017

Operating income for the Downstream business segment for Q4 2017 was Ps 5.2 billion, an 890.8% increase compared to the operating income of Ps 0.5 billion reported in Q4 2016.

Revenues were Ps 56.7 billion in Q4 2017, 31.6% higher than Q4 2016, primarily due to the following factors:

•	Diesel revenues increased by Ps 5.3 billion, 28.8% higher than Q4 2016 due to a 24.4% increase in the average diesel mix price, along with approximately 3.6% higher total sales volumes, reflecting an increase of 32.3% in sales volumes of Infinia Diesel (premium diesel);

•	Gasoline revenues increased by Ps 4.7 billion, 37.6% higher than Q4 2016 due to a 26.6% increase in the average gasoline mix price, along with an increase in the total sales volumes of approximately 8.8%, reflecting an increase of 17.4% in sales volumes of Infinia Gasoline (premium gasoline);

•	Fuel oil revenues in the local market decreased by Ps 1.2 billion, 82.6% lower than Q4 2016, due to an 80.5% decrease in sales volumes to power generation plants and a decrease in the average price of approximately 10.7%;

•	The remaining revenues in the domestic market increased by Ps 2.6 billion, 41.0% higher than Q4 2016. We highlight the higher sales of asphalts, which increased by Ps 0.5 billion, or 98.4%, and the higher sales of LPG by 48.8%, of jet fuel by 39.3%, of petrochemical products by 34.7%, and lubricants by 22.7%, in all these cases mainly due to the higher prices of these products;

Consolidated Results Full Year 2017 and Q4 2017

•	Exports revenues increased by Ps 2.2 billion, 49.1% higher than Q4 2016. Most notably, the export sales of jet fuel increased 56.1%, on higher average prices in Argentine pesos of 36.9% and 14.1% higher sales volumes, as well as the higher sales volumes and better prices obtained in fuel oil and gas oil, with increases of 47.9% and 136.4%, respectively. Exports of soybean flour and oil increased by Ps 0.7 billion, 77.9% higher than Q4 2016, driven by an increase in volumes of 67.7%, and a 6.1% increase in the prices obtained.

Cost of sales and operating expenses for Q4 2017 increased by 19.2%, or Ps 7.4 billion, compared to Q4 2016, due primarily to the following factors:

•	Crude oil purchases increased by Ps 4.7 billion, 21.2% higher than Q4 2016. The volume purchased from third parties increased by 50.8%, while the volume of crude oil transferred from the Upstream business segment decreased by 9.7%. In turn, a 23.0% increase was observed in the prices of crude oil expressed in Argentine pesos, mainly after the conclusion of the price agreement between producers and refiners that was in effect until the end of Q3 2017 and the higher international prices in Q4 2017;

•	Fuel imports increased by Ps 1.5 billion, 158.2% higher than Q4 2016, due to the higher volumes of imported diesel and jet fuel of 88.8% and 40.2%, respectively, products whose prices showed an increase of approximately 30.5% for diesel and 35.3% for jet fuel. In addition, imports of premium gasoline were made for Ps 0.8 billion, to supply the greater demand for this product in the local market, which had not been made in the same period of the previous year;

•	Biofuels (FAME and bioethanol) purchases increased by Ps 0.8 billion, 21.3% higher than Q4 2016, mainly due to an increase of approximately 8.5% in the price of bioethanol and 18.6% in the price of FAME and an increase in the volumes purchased of bioethanol of 10.0% and an increase in the purchased volumes of FAME of 3.7%;

•	Grain receipts in the agricultural sales segment through the form of barter, which are accounted for as purchases, increased by Ps 0.2 billion, 26.4% higher than Q4 2016. This increase is due to a 10.6% increase in volumes and a 14.3% increase in the average price;

•	Costs of goods sold decreased by Ps 3.6 billion, mainly as a result of a higher valuation of the stocks compared to Q4 2016, and to a lesser extent, of an accumulation of products stock, mainly of crude oil, due to the higher purchases made in Q4 2017 compared to Q4 2016;

•	Refining costs increased approximately Ps 0.5 billion, 21.1% higher than Q4 2016, mainly driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuels, taking into account an increase in the unit indicator, measured in Argentine pesos, of 24.0%. Transportation costs related to production (naval, pipelines and multi-purpose pipelines) increased 22.4%, or Ps 0.2 billion;

•	Charges for environmental contingencies increased approximately Ps 0.6 billion, or 421.4%, related to the activity developed by the Downstream business segment;

•	Depreciation of property, plant and equipment corresponding to the production process increased by Ps 0.1 billion, 9.6% higher than Q4 2016;

Consolidated Results Full Year 2017 and Q4 2017

Selling expenses increased by Ps 0.6 billion, 14.6% higher than Q4 2016. Higher charges were recorded for transporting products, mainly due to greater volumes sold and to the increase in fuel transportation rates in the domestic market, as well as higher personnel expenses, higher amounts of taxes on bank debits and credits and higher export taxes, mainly of flours and oils, all partially offset by lower charges related to commercial campaigns for customer loyalty.

In Q4 2017, other operating results, net, for this segment reflected an increase in the provision for legal proceedings and contingencies in an amount of approximately Ps 0.6 billion, compared to Q4 2016.

The volume of crude oil processed in Q4 2017 was 292.4 Kbbld, 2.3% less than in Q4 2016. With these lower levels of processing, there was a higher production of diesel (+1.6%) and of gasoline (+2.1%) and lower production of fuel oil (-38.7%), while the production of other refined products such as jet fuel, asphalts and coal increased, all compared to Q4 2016.

Capital expenditures

Cumulative capital expenditures for the Downstream business segment for 2017 were Ps 8.2 billion, 16.9% lower than for 2016. Capital expenditures for Q4 2017 were Ps 2.5 billion, 23.8% lower than Q4 2016.

In the year, the completion of the Revamping of the Topping III Unit at the Luján de Cuyo Refinery is notable. The Autopista Buenos Aires - La Plata services area was inaugurated, with two iconic service stations, in which facilities for the charging of electric vehicles will be available.

Likewise, work to improve YPF’s logistical facilities and optimize safety and environmental performance also continued.

Consolidated Results Full Year 2017 and Q4 2017

3.3 GAS AND ENERGY

Q4 2016	Q3 2017	Q4 2017	Var.% Q4 17 / Q4 16	GAS & POWER	Jan-Dec 2016	Jan-Dec 2017	Var.% 2017 / 2016
825	1,481	195	-76.4%	Operating income (Million Ps)	2,008	3,259	62.3%
9,104	17,178	14,208	56.1%	Revenues (Million Ps)	29,726	60,880	104.8%
877	670	1,262	43.9%	Capital Expenditures (Million Ps)	2,134	3,867	81.2%
73	67	93	27.4%	Depreciation (Million Ps)	290	290	0.0%

As of 2017, the Gas and Energy Executive Vice-presidency of the company assumed all responsibility for the administration and management of collections related to the Gas Plan. As a result, the Gas and Energy segment began to record revenues derived from the Gas Plan within the segment, to later be transferred to the Upstream segment as an intersegment operation.

Operating income for this business segment for 2017 was Ps 3.3 billion, which represents an increase of 62.3% compared to Ps 2.0 billion in 2016. This increase is mainly due to the gradual restructuring of rates obtained by our controlled company Metrogas SA, which recorded an operating income of Ps 1.4 billion in 2017, compared to Ps 0.3 billion in 2016. Operating income from our controlled company YPF Energía Eléctrica SA, attributable to this segment, also improved.

Operating income for this segment for Q4 2017 was Ps 0.2 billion, 76.4% lower than the Ps 0.8 billion for Q4 2016. This decrease is due to the fact that, in Q4 2016, our subsidiary Metrogas SA had accrued the Temporary Financial Assistance in the amount of Ps 0.8 billion, which had been recognized by the Ministry of Energy and Mining, for 2016.

Capital expenditures

Cumulative capital expenditures for the Gas and Energy business segment for 2017 were Ps 3.9 billion, 81.2% higher than 2016. Capital expenditures in Q4 2017 were Ps 1.3 billion, 43.9% higher than Q4 2016.

In Q4 2017, the commissioning of the Y-GEN thermoelectric plant located in the Loma Campana deposit, and the start of the testing of the Y-GEN II thermoelectric generation plant located in El Bracho, province of Tucumán, were notable. Likewise, the advance of the Manantiales Behr wind farm in Comodoro Rivadavia stands out. The projects of YGEN and YGEN II are the result of a partnership with General Electric, and have a capacity of 107 MW and 270 MW, respectively, and are connected to the National Interconnected System.

The wind farm, which has a capacity of 99 MW, will enter into service gradually beginning in mid-2018.

Consolidated Results Full Year 2017 and Q4 2017

3.3 CORPORATE

This business segment mainly includes the operating expenses of the corporation and the other activities not attributed to the aforementioned business segments.

The operating income of the corporation in 2017 was a loss of Ps 4.4 billion, showing a negative variation of 172.4% compared to the operating loss of Ps 1.6 billion in 2016. In Q2 2016, this segment included the net positive result of Ps 1.5 billion due to the deconsolidation process of the Maxus entities. The remaining variation is mainly related to increases in personnel expenses, higher IT costs and lower results obtained by our subsidiary A-Evangelista S.A., partially resulting from the lower receipt of incentives for construction of Ps 0.2 billion.

Consolidation adjustments, which correspond to the elimination of results between the different business segments that have not transcended to third parties, had a negative amount of Ps 2.5 billion in 2017 and Ps 0.9 billion in 2016.

3.4 RELATED COMPANIES

In 2017, results from related companies (mainly MEGA, Profertil, Refinor and Central Dock Sud) was Ps 1.4 billion, reflecting an increase of Ps 0.8 billion, 142.9% higher than 2016. As for Q4 2017, the result was Ps 0.9 billion, 310.0% higher than the Ps 0.2 billion for Q4 2016.

4. LIQUIDITY AND SOURCES OF CAPITAL

During 2017, net cash flows provided by operating activities were Ps 72.0 billion, 46.3% higher than 2016. To analyze this variation of operating cash flow of Ps 22.8 billion, first, it must be considered that in September 2016 the collection of overdue balances derived from the Gas Plan took place through the receipt of government securities (with certain limitations for their marketing in the short term, classified as financial assets) for a total of Ps 9.9 billion, which were not considered operating cash flow. If such collection had been registered in the 2016 operating cash flow, this it would have amounted to Ps 59.1 billion. Furthermore, there was an increase in Adjusted EBITDA of Ps 8.6 billion, and a decrease in net working capital, mainly derived from the higher accounts payable originated by higher purchases and the higher collections from natural gas distribution companies.

Cash flow invested in property, plant and equipment and intangible assets amounted to Ps 59.6 billion, 7.1% lower than 2016 with the purpose of aligning such capital expenditures with the cash flow from operations. There was higher sales of financial asset, which came mainly from the collection of the Gas Plan pursuant to which the company received treasury notes as previously discussed, and a decrease in financial loans. In this sense, net cash flow from investment activities decreased by 16.5% in 2017 compared to 2016, reaching Ps 55.2 billion.

As a result of its financing activities, during 2017 the company had a net decrease in cash flow of Ps 0.4 billion, in contrast to the net increase of Ps 10.8 billion obtained in 2016. This difference was due to a lower net borrowing and refinancing debt of Ps 9.7 billion and a higher interest payment for Ps 1.6 billion.

The previously explained cash generation, together with the holdings in sovereign bonds and those received on a timely basis for the payments due from the Gas Plan of 2015, which are still in the portfolio, resulted in a position of cash and cash equivalents of Ps 41.7 billion(1) as of December 31, 2017.

Consolidated Results Full Year 2017 and Q4 2017

Total debt expressed in dollars amounted to USD 10.3 billion, and net debt of USD 8.0 billion(1), with a Net debt/Adjusted EBITDA ratio(2) of 1.98x.

The average cost of debt denominated in Argentine pesos at the end of 2017 was 23.37%, while the average cost of the debt denominated in dollars was 7.43%.

YPF negotiable obligations issued during 2017 are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series LII	Ps 4,602 M	16.50%	60 months
Series LIII (*)	USD 1,000 M	6.95%	120 months
Series LIV	USD 750 M	7.00%	360 months

(*)	Includes reopening in the amount of USD 250 million of 12/15/17 at an interest rate of 6.08%

In Q4 2017, a repurchase of Series XXVI was made for a total amount of USD 0.4 billion.

(1)	Includes investments in financial assets (government treasury securities) of USD 696 million at market value

(2)	Net Debt: 8,032 Million dollars/Adjusted EBITDA LTM: 4,053 Million dollars= 1.98x

Consolidated Results Full Year 2017 and Q4 2017

5. TABLES AND NOTES Q4 2017 Results

Consolidated Results Full Year 2017 and Q4 2017

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF S.A. AND CONTROLLED COMPANIES

(Figures expressed in millions of Argentine pesos)

Q4 2016	Q3 2017	Q4 2017	Var.% Q4 17 / Q4 16		Jan-Dec 2016	Jan-Dec 2017	Var.% 2016 / 2017
54,558	66,034	69,614	27.6%	Revenues	210,100	252,813	20.3%
(46,326)	(56,108)	(60,231)	-30.0%	Costs	(177,304)	(211,812)	-19.5%

8,232	9,926	9,383	14.0%	Gross profit	32,796	41,001	25.0%

(4,534)	(4,684)	(5,174)	-14.1%	Selling expenses	(15,212)	(17,954)	-18.0%
(1,868)	(2,174)	(2,771)	-48.3%	Administration expenses	(7,126)	(8,736)	-22.6%
(1,651)	(334)	(696)	57.8%	Exploration expenses	(3,155)	(2,456)	22.2%
1,245	—	5,032	304.2%	(Reversal)/Impairment of property, plant and equipment and intangible assets	(34,943)	5,032	N/A
1,972	316	(728)	N/A	Other operating results, net	3,394	(814)	N/A

3,396	3,050	5,046	48.6%	Operating income (loss)	(24,246)	16,073	N/A

215	432	882	310.2%	Income (loss) of interests in companies and joint ventures	588	1,428	142.9%
4,167	4,350	8,660	107.8%	Finance Income	16,759	17,623	5.2%
(6,710)	(7,297)	(9,764)	-45.5%	Finance Cost	(24,944)	(28,629)	-14.8%
330	491	984	198.2%	Other financial results	2,039	2,208	8.3%

(2,213)	(2,456)	(120)	94.6%	Net financial results	(6,146)	(8,798)	-43.2%

1,398	1,026	5,808	315.5%	Net (loss) profit before income tax	(29,804)	8,703	N/A

377	(780)	6,154	1532.4%	Income tax	1,425	3,969	178.5%

1,775	246	11,962	573.9%	Net (loss) profit for the period	(28,379)	12,672	N/A

54	153	(48)	N/A	Net (loss) profits for noncontrolling interest	(142)	332	N/A

1,721	93	12,010	597.9%	Net (loss) profit for shareholders of the parent company	(28,237)	12,340	N/A

4.36	0.24	30.59	601.6%	Earnings per share, basic and diluted	(72.13)	31.43	N/A

4,850	5,634	10,333	113.1%	Other comprehensive Income	27,414	21,917	-20.1%

6,625	5,880	22,295	236.5%	Total comprehensive income for the period	(965)	34,589	N/A

13,933	17,043	16,745	20.2%	Adj. EBITDA (*)	58,216	66,791	14.7%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)	Adjusted EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment and Intangible Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Consolidated Results Full Year 2017 and Q4 2017

5.2 CONSOLIDATED BALANCE SHEET

YPF S.A. AND CONTROLLED COMPANIES

(Figures expressed in millions of Argentine pesos)

	12/31/2016	12/31/2017
Noncurrent Assets
Intangible assets	8,114	9,976
Properties, plant and equipment	308,014	354,443
Investments in companies and joint ventures	5,488	6,045
Assets held for disposal	—	8,823
Deferred tax assets, net	564	588
Other receivables	3,909	1,335
Trade receivables	87	2,210
Investment in financial assets	7,737	—

Total Non-current assets	333,913	383,420

Current Assets
Inventories	21,820	27,291
Other receivables	13,456	12,684
Trade receivables	33,645	40,649
Investment in financial assets	7,548	12,936
Cash and equivalents	10,757	28,738

Total current assets	87,226	122,298

Total assets	421,139	505,718

Shareholders’ equity
Shareholders’ contributions	10,403	10,402
Reserves, other comprehensive income and retained earnings	108,352	141,893
Noncontrolling interest	(94)	238

Total Shareholders’ equity	118,661	152,533

Noncurrent Liabilities
Provisions	47,358	54,734
Liabilities associated with assets held for disposal	—	4,193
Deferred tax liabilities	42,465	37,645
Other taxes payable	98	220
Loans	127,568	151,727
Other liabilities	336	277
Accounts payable	2,187	1,655

Total Noncurrent Liabilities	220,012	250,451

Current Liabilities
Provisions	1,994	2,442
Income tax payable	176	191
Other taxes payable	4,440	6,879
Salaries and social security	3,094	4,132
Loans	26,777	39,336
Other liabilities	4,390	2,383
Accounts payable	41,595	47,371

Total Current Liabilities	82,466	102,734

Total Liabilities	302,478	353,185

Total Liabilities and Shareholders’ Equity	421,139	505,718

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2017 and Q4 2017

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF S.A. AND CONTROLLED COMPANIES

(Figures expressed in millions of Argentine pesos)

Q4 2016	Q3 2017	Q4 2017		Jan-Dec 2016	Jan-Dec 2017
			Operating activities
1,775	246	11,962	Net income (loss)	(28,379)	12,672
(215)	(432)	(882)	Income (loss) of interests in companies and joint ventures	(588)	(1,428)
10,341	13,718	16,058	Depreciation of property, plant and equipment	44,752	53,512
206	222	233	Amortization of intangible assets	717	838
2,190	1,034	1,374	Consumption of materials and retirement of property, plant and equipment and intagible assets, net of provisions	5,791	4,592
(377)	780	(6,154)	Income tax charge	(1,425)	(3,969)
(1,245)	—	(5,032)	(Reversal)/Impairment of property, plant and equipment and intangible assets	34,943	(5,032)
2,248	135	2,608	Net increase in provisions	6,040	4,924
1,105	1,904	362	Interest, exchange differences and other	3,298	7,611
45	46	46	Stock compensation plan	153	162
—	—	(206)	Accrued insurance	—	(206)
—	—	—	Results due to deconsolidation of companies	(1,528)	—
			Changes in assets and liabilities:
(686)	(8,952)	(246)	Trade receivables	(16,079)	(8,073)
(1,728)	(766)	(1,236)	Other receivables	5,406	895
1,667	(34)	(355)	Inventories	1,469	(1,686)
1,477	4,321	2,098	Accounts payable	(1,133)	6,408
(1,634)	752	354	Other Taxes payable	(1,776)	2,550
494	706	772	Salaries and Social Securities	784	1,065
190	452	(237)	Other liabilities	190	(717)
(450)	(315)	(407)	Decrease in provisions included in liabilities for payments / utilization	(1,753)	(1,388)
(1)	17	—	Dividends received	420	328
—	—	—	Insurance charge for loss of profit	607	—
(379)	(282)	(323)	Income tax payments	(2,726)	(1,084)

15,023	13,552	20,789	Net cash flow from operating activities	49,183	71,974

			Investing activities
(17,190)	(16,273)	(15,667)	Acquisitions of property, plant and equipment and Intangible assets	(64,160)	(59,618)
(60)	(92)	(462)	Contributions and acquisitions of interests in companies and joint ventures	(448)	(891)
3,240	2,404	1,883	Collection for sale of financial assets	1,072	4,287
(1,383)	—	—	Acquisition of financial assets	(3,476)	—
—	—	—	Insurance charge for material damages	355	—
483	—	469	Interest received from financial assets	483	980

(14,910)	(13,961)	(13,777)	Net cash flow from investing activities	(66,174)	(55,242)

			Financing activities
(23,844)	(9,797)	(11,469)	Payment of loans	(73,286)	(36,346)
(4,709)	(4,948)	(4,387)	Payment of interests	(16,330)	(17,912)
21,552	17,343	21,316	Proceeds from loans	101,322	54,719
—	—	—	Acquisition of own shares	(50)	(100)
—	—	—	Non controling interest contribution	50	—
—	—	(716)	Payments of dividends	(889)	(716)

(7,001)	2,598	4,744	Net cash flow from financing activities	10,817	(355)

11	237	1,162	Effect of changes in exchange rates on cash and equivalents	1,692	1,665

—	—	(61)	Reclassification of assets held for sale	—	(61)

—	—	—	Deconsolidation of subsidiaries	(148)	—

(6,877)	2,426	12,857	Increase (decrease) in Cash and Equivalents	(4,630)	17,981

17,634	13,455	15,881	Cash and equivalents at the beginning of the period	15,387	10,757
10,757	15,881	28,738	Cash and equivalents at the end of the period	10,757	28,738

(6,877)	2,426	12,857	Increase (decrease) in Cash and Equivalents	(4,630)	17,981

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
7,922	6,639	9,672	Cash	7,922	9,672
2,835	9,242	19,066	Other Financial Assets	2,835	19,066

10,757	15,881	28,738	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	10,757	28,738

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2017 and Q4 2017

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF S.A. AND CONTROLLED COMPANIES

(Figures expressed in millions of Argentine pesos)

Q4 2017	Upstream	Gas & Power	Downstream	Corporate & Other	Consolidation Adjustments	Total
Revenues	266	13,033	56,379	631	(695)	69,614
Revenues from intersegment sales	32,110	1,175	294	1,968	(35,547)	—

Revenues	32,376	14,208	56,673	2,599	(36,242)	69,614

Operating Income (loss)	3,502	195	5,152	(1,586)	(2,217)	5,046
Investments in companies	—	281	601	—	—	882
Depreciation of property, plant and equipment	13,782	93	1,899	284	—	16,058
Impairment of property, plant and equipment and intangible assets	(5,032)	—	—	—	—	(5,032)
Acquisitions of fixed assets	7,559	1,262	2,531	862	—	12,214
Assets	251,525	45,395	158,800	53,934	(3,936)	505,718
Q4 2016	Upstream	Gas & Power	Downstream	Corporate & Other	Consolidation Adjustments	Total
Revenues	3,125	8,179	42,737	517	—	54,558
Revenues from intersegment sales	25,753	925	327	2,174	(29,179)	—

Revenues	28,878	9,104	43,064	2,691	(29,179)	54,558

Operating Income (loss)	2,135	825	520	(998)	914	3,396
Investments in companies	(1)	143	73	—	—	215
Depreciation of property, plant and equipment	8,330	73	1,712	226	—	10,341
Impairment of property, plant and equipment and intangible assets	(1,245)	—	—	—	—	(1,245)
Acquisitions of fixed assets	16,067	877	3,323	545	—	20,812
Assets	236,173	25,866	125,536	34,739	(1,175)	421,139

Consolidated Results Full Year 2017 and Q4 2017

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES

Million USD	2016 Q4	2017 Q3	2017 Q4	Var Q4 17 / Q4 16	2016 Jan-Dec	2017 Jan-Dec	Var 2017 / 2016
INCOME STATMENT
Revenues	3,542	3,831	3,976	12.2%	14,262	15,291	7.2%
Costs of sales	(3,008)	(3,255)	(3,440)	-14.4%	(12,030)	(12,794)	-6.3%

Gross profit	534	576	536	0.3%	2,232	2,498	11.9%
Other operating expenses, net	(314)	(399)	(248)	21.1%	(3,845)	(1,523)	60.4%

Operating income	220	177	288	30.7%	(1,613)	975	N/A
Depreciation and impairment of property, plant & equipment and intangible assets	591	796	630	6.6%	5,390	2,942	-45.4%
Amortization of intangible assets	13	13	13	-0.5%	49	51	4.3%
Unproductive exploratory drillings	80	3	25	-68.7%	137	86	-37.1%

Adj. EBITDA	905	989	956	5.7%	3,962	4,053	2.3%
UPSTREAM
Revenues	1,875	1,737	1,849	-1.4%	7,755	7,060	-9.0%
Operating income	139	21	200	44.3%	(1,791)	222	N/A
Depreciation	541	666	787	45.5%	2,593	2,732	5.3%
Capital expenditures	897	725	712	-20.6%	3,334	2,674	-19.8%
Adj. EBITDA	679	690	725	6.8%	3,287	2,753	-16.3%
DOWNSTREAM
Revenues	2,796	2,892	3,237	15.8%	11,095	11,864	6.9%
Operating income	34	186	294	771.5%	215	957	344.8%
Depreciation	111	107	108	-2.4%	373	419	12.3%
Capital expenditures	216	141	145	-33.0%	665	491	-26.1%
Adj. EBITDA	145	292	403	177.9%	588	1,375	134.0%
GAS & ENERGY
Revenues	591	997	811	37.3%	2,010	3,692	83.7%
Operating income	54	86	11	-79.2%	134	198	47.5%
Depreciation	5	4	5	12.1%	20	18	-11.1%
Capital expenditures	57	39	72	26.6%	144	235	63.4%
Adj. EBITDA	58	90	16	-71.8%	154	216	40.0%
CORPORATE AND OTHER
Operating income	(65)	-74	-91	-39.8%	(105)	(263)	-149.8%
Capital expenditures	35	17	49	39.1%	113	97	-14.4%
CONSOLIDATION ADJUSTMENTS
Operating income	59	(42)	(127)	N/A	(66)	(139)	-109.9%
Average exchange rate of period	15.40	17.23	17.51		14.73	16.51
Exchange rate end of period	15.84	17.26	18.60		15.84	18.60

NOTE: The calculation of the financial values expressed in US dollars arises from the calculation of the results expressed in Argentine pesos divided by the average exchange rate of each period. For the accumulated periods, the results in dollars are derived from the sum of the quarterly results.

Consolidated Results Full Year 2017 and Q4 2017

5.6 MAIN PHYSICAL MAGNITUDES

		2016					2017
	Unit	Q1	Q2	Q3	Q4	Cum. 2016	Q1	Q2	Q3	Q4	Cum. 2017
Production
Crude oil production	Kbbl	22,656	22,102	22,735	22,051	89,544	21,058	19,867	20,904	21,219	83,048
NGL production	Kbbl	5,124	4,512	4,608	4,987	19,230	4,923	4,680	4,469	4,309	18,381
Gas production	Mm3	4,008	4,074	4,127	4,099	16,308	4,076	4,056	4,057	3,893	16,082
Total production	Kboe	52,986	52,237	53,299	52,816	211,338	51,618	50,055	50,891	50,012	202,576

Henry Hub	USD/Mbtu	2.09	1.95	2.81	2.98	2.46	3.32	3.18	3.00	2.93	3.11
Brent	USD/Bbl	37.88	45.56	45.79	49.19	43.56	53.68	49.67	52.11	61.53	54.25

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,283	1,119	1,178	1,248	4,828	1,297	1,220	1,284	1,358	5,158
Diesel	Km3	1,855	2,038	1,955	1,955	7,803	1,792	1,954	1,981	2,025	7,751
Jet fuel and kerosene	Km3	130	107	135	139	510	134	117	140	143	534
Fuel Oil	Km3	354	350	376	189	1,269	220	264	121	37	641
LPG	Km3	153	242	273	171	839	152	241	189	159	741
Others (*)	Km3	263	270	340	342	1,214	357	377	406	408	1,547
Total domestic market	Km3	4,037	4,126	4,257	4,043	16,463	3,952	4,172	4,119	4,129	16,372
Export market
Petrochemical naphtha	Km3	0	0	15	86	100	57	23	46	58	185
Jet fuel and kerosene	Km3	121	117	130	138	507	135	123	139	142	538
LPG	Km3	117	17	40	128	302	115	39	70	98	322
Bunker (Diesel and Fuel Oil)	Km3	149	116	93	87	445	83	74	102	116	376
Others (*)	Km3	105	24	26	59	214	28	29	4	53	115
Total export market	Km3	493	275	303	498	1,568	419	289	361	467	1,536
Total sales of petroleum products	Km3	4,529	4,401	4,560	4,540	18,031	4,371	4,461	4,481	4,596	17,908

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	40	91	114	269	35	39	139	111	324
Methanol	Ktn	55	82	105	85	327	57	84	73	99	313
Others	Ktn	133	125	122	144	524	116	130	125	129	500
Total domestic market	Ktn	212	247	318	343	1,120	208	254	337	339	1,138
Export market
Methanol	Ktn	2	1	2	2	7	1	2	1	2	5
Others	Ktn	25	41	78	51	195	42	51	53	55	201
Total export market	Ktn	27	42	80	53	202	43	52	54	57	206
Total sales of petrochemical products	Ktn	239	289	398	396	1,322	251	306	391	395	1,344

Sales of other products
Grain, flours and oils
Domestic market	Ktn	9	27	7	11	54	21	37	21	18	97
Export market	Ktn	169	311	256	151	887	159	291	331	253	1,034
Total Grain, flours and oils	Ktn	178	338	263	162	941	180	328	353	271	1,131

Main products imported
Gasolines and Jet Fuel	Km3	50	65	52	3	171	3	40	13	98	154
Diesel	Km3	145	239	306	45	736	152	230	77	85	545

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Full Year 2017 and Q4 2017

5.7 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil and condensate
	(Millions of barrels)
	2017
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	525	—	525
Revisions of previous estimates	(71)	—	(71)
Extensions, discoveries and improved recovery	51	—	51
Purchases and sales	—	—	—
Production for the year (1)	(83)	—	(83)

End of year(1)	422	—	422

	2017
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of year	380	—	380

End of year	286	—	286

Proved undeveloped reserves
Beginning of year	145	—	145

End of year	136	—	136

(1)	Proved reserves of crude oil and condensate include an estimated 62 million barrels as of December 31, 2017, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated 12 million barrels for 2017 in respect of such types of payments.

Consolidated Results Full Year 2017 and Q4 2017

	Natural gas liquids
	(Millions of barrels)
	2017
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	68	—	68
Revisions of previous estimates	4	—	4
Extensions, discoveries and improved recovery	5	—	5
Purchases and sales	—	—	—
Production for the year (1)	(19)	—	(19)

End of year(1)	58	—	58

	2017
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of year	53	—	53

End of year	47	—	47

Proved undeveloped reserves
Beginning of year	15	—	15

End of year	11	—	11

(1)	Proved reserves of natural gas liquids include an estimated 7 million barrels as of December 31, 2017, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas liquids production includes an estimated 2 million barrels for 2017 in respect of such types of payments.

Consolidated Results Full Year 2017 and Q4 2017

	Natural gas (billion of cubic feet)
	2017
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	2,923	—	2,923
Revisions of previous estimates	(161)	—	(161)
Extensions, discoveries and improved recovery	313	—	313
Purchases and sales (2)	12	—	12
Production for the year(1)	(567)	—	(567)

End of year (1)	2,520	—	2,520

Proved developed reserves
Beginning of year	2,143	—	2,143

End of year	1,850	—	1,850

Proved undeveloped reserves
Beginning of year	780	—	780

End of year	670	—	670

(1)	Proved reserves of natural gas include an estimated 291 billion cubic feet as of December 31, 2017, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated 64 billion cubic feet for 2017 in respect of such types of payments.

Consolidated Results Full Year 2017 and Q4 2017

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Tel: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer